Invea Therapeutics, Inc.

2614 Boston Post Road, Suite 33B

Guilford, Connecticut 06437

March 6, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Lauren Hamill
Jason Drory
Eric Atallah
Sasha Parikh

Re:	Invea Therapeutics, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-292131

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Invea Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-292131) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on December 15, 2025 and declared effective by the Commission on January 30, 2026 at 2:00 p.m. Eastern Time.

The grounds for this application for withdrawal are that, due to current market conditions, the Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your attention to this matter. Should you have any questions regarding these matters, please do not hesitate to contact Todd Kornfeld of McDermott Will & Schulte LLP at (212) 547-5890.

Sincerely,

Invea Therapeutics, Inc.

By:	/s/ Krishnan Nandabalan
Name:	Krishnan Nandabalan
Title:	Chief Executive Officer

Cc:	Merrill M. Kraines, Esq., McDermott Will & Schulte LLP
Todd R. Kornfeld, Esq., McDermott Will & Schulte LLP